                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            DRCA MEDICAL CORPORATION
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE, $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  233295 10 4
                                 (CUSIP NUMBER)


                               ANTHONY MARINATOS
                       ONE INDEPENDENT DRIVE, SUITE 1610
                          JACKSONVILLE, FLORIDA  32202
                                 (904) 355-3519
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)


                                  MAY 21, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CHARTWELL CAPITAL INVESTORS, L.P./
                 59-3271850        ----------------------------------
                 ----------
- -------------------------------------------------------------------------------

            2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
                 INSTRUCTIONS)

                 (A)
                    --------------------------
                 (B)
                    --------------------------
- -------------------------------------------------------------------------------
            3)   SEC USE ONLY
                             ------------------------------
- -------------------------------------------------------------------------------

            4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)  WC
                                                    ----
- -------------------------------------------------------------------------------

            5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(D) OR 2(E)
                                      -----------------------
- -------------------------------------------------------------------------------

            6)   CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
                                                       -----------------
- -------------------------------------------------------------------------------

NUMBER OF           7)   SOLE VOTING POWER   0
SHARES BENE-                                 -------------------------
FICIALLY
OWNED BY            8)   SHARED VOTING POWER   720,742
EACH REPORT-                                   -----------------------
ING PERSON
WITH                9)   SOLE DISPOSITIVE POWER   0
                                                ----------------------


                   10)   SHARED DISPOSITIVE POWER   720,742
                                                  --------------------

- -------------------------------------------------------------------------------

           11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,742
                 -------
- -------------------------------------------------------------------------------

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                               ----------------------------------
- -------------------------------------------------------------------------------

            13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.99%
                                                                     ------
- -------------------------------------------------------------------------------

            14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    PN
                                                               --
- -------------------------------------------------------------------------------

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CHARTWELL CAPITAL PARTNERS, L.P./
                 59-3271857        ---------------------------------
                 ----------
- -------------------------------------------------------------------------------

            2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
                 INSTRUCTIONS)

                 (A)
                    ----------------------------------
                 (B)
                    ----------------------------------
- -------------------------------------------------------------------------------
            3)   SEC USE ONLY
                             ----------------------------------
- -------------------------------------------------------------------------------

            4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)  OO
                                                    ----
- -------------------------------------------------------------------------------

            5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(D) OR 2(E)
                                      -------------------------
- -------------------------------------------------------------------------------

            6)   CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
                                                       -----------------
- -------------------------------------------------------------------------------

NUMBER OF           7)   SOLE VOTING POWER   0
SHARES BENE-                                 -------------------------
FICIALLY
OWNED BY            8)   SHARED VOTING POWER   720,742
EACH REPORT-                                   -----------------------
ING PERSON
WITH                9)   SOLE DISPOSITIVE POWER   0
                                                ----------------------


                   10)   SHARED DISPOSITIVE POWER   720,742
                                                  --------------------

- -------------------------------------------------------------------------------

           11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,742
                 -------
- -------------------------------------------------------------------------------

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                               ---------------------------------
- -------------------------------------------------------------------------------

            13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.99%
                                                                     ------
- -------------------------------------------------------------------------------

            14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    PN
                                                               --
- -------------------------------------------------------------------------------

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CHARTWELL PARTNERS, L.P./
                 59-3271853        -------------------------
                 ----------
- -------------------------------------------------------------------------------

            2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
                 INSTRUCTIONS)

                 (A)
                    ---------------------------------
                 (B)
                    ---------------------------------
- -------------------------------------------------------------------------------
            3)   SEC USE ONLY
                             -------------------------------
- -------------------------------------------------------------------------------

            4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)  OO
                                                    ----
- -------------------------------------------------------------------------------

            5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(D) OR 2(E)
                                      --------------
- -------------------------------------------------------------------------------

            6)   CITIZENSHIP OR PLACE OF ORGANIZATION  DELAWARE
                                                       -----------------
- -------------------------------------------------------------------------------

NUMBER OF           7)   SOLE VOTING POWER   0
SHARES BENE-                                 -------------------------
FICIALLY
OWNED BY            8)   SHARED VOTING POWER   720,742
EACH REPORT-                                   -----------------------
ING PERSON
WITH                9)   SOLE DISPOSITIVE POWER   0
                                                ----------------------


                   10)   SHARED DISPOSITIVE POWER   720,742
                                                  --------------------

- -------------------------------------------------------------------------------

           11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,742
                 -------
- -------------------------------------------------------------------------------

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                               -----------------------------

- -------------------------------------------------------------------------------

            13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.99%
                                                                     -------
- -------------------------------------------------------------------------------

            14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    PN
                                                               --
- -------------------------------------------------------------------------------

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CHARTWELL, INC./
                 59-3273355        ----------------
                 ----------
- -------------------------------------------------------------------------------

            2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
                 INSTRUCTIONS)

                 (A)
                    --------------------------
                 (B)
                    --------------------------

- -------------------------------------------------------------------------------
            3)   SEC USE ONLY
                             ------------------------------
- -------------------------------------------------------------------------------

            4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)  OO
                                                    ----
- -------------------------------------------------------------------------------

            5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(D) OR 2(E)
                                       ---------------
- -------------------------------------------------------------------------------

            6)   CITIZENSHIP OR PLACE OF ORGANIZATION  FLORIDA
                                                       -----------------
- -------------------------------------------------------------------------------

NUMBER OF           7)   SOLE VOTING POWER   0
SHARES BENE-                                 -------------------------
FICIALLY
OWNED BY            8)   SHARED VOTING POWER   720,742
EACH REPORT-                                   -----------------------
ING PERSON
WITH                9)   SOLE DISPOSITIVE POWER   0
                                                ----------------------


                   10)   SHARED DISPOSITIVE POWER   720,742
                                                  --------------------

- -------------------------------------------------------------------------------

           11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,742
                 -------
- -------------------------------------------------------------------------------

CUSIP No. 233295 10 4

- -------------------------------------------------------------------------------

            12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                              -----------------
- -------------------------------------------------------------------------------

            13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.99%
                                                                     ------
- -------------------------------------------------------------------------------

            14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    CO
                                                               --
- -------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this Statement relates is common stock, par value $.001 per share, ("Common Stock"), issued by DRCA Medical Corporation, a Texas Corporation, the principal executive offices of which are located at Three Riverplace, Suite 1430, Houston, Texas 77056.

ITEM 2. IDENTITY AND BACKGROUND.

     The names of the persons filing this Statement are the following:

     (i) Chartwell Capital Investors, L.P.("CCI"), a Delaware limited partnership principally engaged in investments;

    (ii) Chartwell Capital Partners, L.P. ("CCP"), a Delaware limited partnership principally engaged in investments that is the general partner of CCI;

   (iii) Chartwell Partners, L.P. ("CP"), a Delaware limited partnership principally engaged in investments that is the general partner of CCP; and

    (iv) Chartwell, Inc. ("CI"), a Florida Corporation principally engaged in investments that is the general partner of CP. The executive officers and directors of CI are (i) Robert L. Stein, whose principal occupation is Chairman of CI; (ii) Kenneth Purcell, whose principal occupation is Chief Executive Officer of CI; (iii) Anthony Marinatos, whose principal occupation is President of CI; and (iv) Armindia Lanigan, whose principal occupation is Chief Financial Officer of CI.

     All the individuals listed above are United States citizens with their business addresses at One Independent Drive, Suite 1610, Jacksonville, Florida 32202. The principal business and office of each entity listed above is also located at that address.

     No person listed in this Item 2 was, during the last five years, a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and no such person has been during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amount of funds or other consideration used in the initial acquisition of securities of the issuer to which this Statement relates was $2,500,000 in cash from general partnership funds of CCI.

ITEM 4. PURPOSE OF TRANSACTION.

     The securities of the issuer purchased by CCI have been acquired for investment purposes. The reporting persons may make additional purchases of securities of the issuer, including without limitation Common Stock, either in the open market or in private transactions depending on the reporting persons evaluation of the issuer's business, prospects and financial condition, the market for Common Stock, other opportunities available to the reporting persons, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the reporting persons may decide to sell all or part of their investment in securities of the issuer, although they have no current intention to do so.

     The shares to which this Statement relates were acquired from the issuer in the transaction described in Item 5 hereof.

        Although the purchase of securities of the issuer pursuant to the Investment Agreement (as hereinafter defined) has been made for investment, CCI intends to actively review its investment and the business, prospects and policies of the issuer, and may seek to influence the management and policies of the issuer from time to time. Pursuant to an understanding between the issuer and CCI reached in connection with the Investment Agreement, Mr. Tom Conner was elected to the issuer's board of directors at the issuer's annual meeting of shareholders held May 9, 1996.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     CCI beneficially owns 720,742 shares of Common Stock, constituting approximately 11.99% of the outstanding shares of Common Stock, through the direct ownership of 25,226 shares of the issuer's Cumulative Convertible Preferred Stock, Series A ("Series A Preferred Stock"), convertible into such shares of Common Stock. CCP, CP and CI may be deemed to beneficially own such shares of Common Stock beneficially owned by CCI and to share with CCI voting and dispositive power with respect to such shares. None of the other persons listed in Item 2 hereof beneficially owns any shares of Common Stock.

     On April 12, 1996, pursuant to an Investment Agreement (the "Investment Agreement") between CCI and the issuer dated that date, CCI acquired for $2,500,000 (i) the issuer's 10% $2,500,000

Subordinated Promissory Note (the "Note") and (ii) a warrant (the "Warrant") to acquire approximately 720,000 shares of Common Stock at an initial price of $3.50 per share, subject to adjustment, which, if still outstanding, would be exercisable at any time after July 11, 1996 and prior to the close of business on April 12, 2003.

     The Investment Agreement provided that the issuer was to obtain the approval of its shareholders for the amendment (the "Article Amendment") of the issuer's articles of incorporation to authorize the issuance of a class of preferred stock, upon which the Note and Warrant were to be converted into shares of Series A Preferred Stock and canceled. On May 9, 1996, the issuer's shareholders approved the Article Amendment, and on May 21, 1996, effective May 15, 1996, the Note and Warrant were converted into 25,226 shares of Series A Preferred Stock, each convertible into Common Stock at an initial conversion price of $3.50 per share, subject to adjustment.

     Each share of Series A Preferred Stock has a $100 liquidation preference, bears a cumulative annual dividend of $8.00 per share (increasing after June 31, 2001), and possesses the right to one vote per share, generally voting with holders of Common Stock and voting as a class with respect to certain extraordinary matters. At its option, the issuer may cause the shares of Series A Preferred Stock to be converted into shares of Common Stock if the trading price of Common Stock exceeds $5.50 for a specified period and with specified trading volume.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Investment Agreement contains certain affirmative and negative covenants with respect to the issuer.

     In addition, in connection with the Investment Agreement the following agreements were entered into:

     1. A Registration Rights Agreement dated April 12, 1996, between the issuer and CCI with respect to certain demand and piggyback registration rights under the Securities Act of 1933, as amended, with respect to shares of Common Stock acquirable under the Investment Agreement.

     2.   A Tag-Along Rights Agreement dated April 12, 1996 between CCI and Jose
          E. Kauachi, William F. Donovan, M.D., and Sharon Ann Donovan (the "Shareholders"). Pursuant to this agreement, until the number of shares of Common Stock beneficially onwed by CCI is less than 60% of the number of shares of Common Stock of originally beneficially owned by CCI, whenever any of the Shareholders desire to sell, assign, transfer, exchange or otherwise dispose of shares of Common Stock owned by him or her beneficially or of record, such selling Shareholder must, if the sale of such shares together with any previous sales of Common Stock by such selling Shareholder in the aggregate during the prior 90 days exceeds 40,000 shares, give written notice to CCI and provide CCI the opportunity to participate in the transaction.

     3. A Voting and Brokering Agreement dated April 12, 1996, between the Shareholders and CCI pursuant to which the Shareholders agreed (i) to vote their stock in favor of the Article Amendment and (ii) to cause any broker or dealer or investment advisor in which the Shareholder has an interest of greater than 5% not to purchase or sell securities of the issuer for its own account, solicit orders to purchase or sell securities of the issuer except with respect to shares of the issuer held in the Shareholder's personal account, make a market in securities of the issuer or recommend that others purchase or sell securities of the issuer, all for so long as CCI owns any securities of the issuer.

     4.   Pursuant to an understanding between the issuer and CCI, Mr.
          Tom Conner was elected to the issuer's board of directors at the issuer's annual meeting of shareholders held on May 9, 1996.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.


          Exhibit 99.A  -    Investment Agreement, dated April 12, 1996, entered
                             into between issuer and CCI

          Exhibit 99.B  -    Registration Rights Agreement, dated April 12,
                             1996, entered into between CCI and issuer

          Exhibit 99.C  -    Tag-Along Rights Agreement, dated April 12, 1996,
                             entered into between CCI and the Shareholders

          Exhibit 99.D  -    Voting and Brokering Agreement, dated April 12,
                             1996, entered into between CCI and the
                             Shareholders

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 30, 1996


                                  CHARTWELL CAPITAL INVESTORS, L.P.

                                  By:  Chartwell Capital Partners, L.P.,its
                                       General Partner

                                       By:  Chartwell Partners, L.P.,
                                            its General Partner

                                            By: Chartwell, Inc.,
                                                its General Partner

                                            By: /s/ Anthony Marinatos
                                                ---------------------------
                                                Anthony Marinatos
                                                President

Date:  May 30, 1996
                                       CHARTWELL CAPITAL PARTNERS, L.P.

                                  By:  Chartwell Partners, L.P.,
                                       its General Partner

                                       By:  Chartwell, Inc., its
                                            General Partner

                                       By: /s/ Anthony Marinatos
                                           -------------------------------
                                           Anthony Marinatos
                                           President

Date:  May 30, 1996
                                       CHARTWELL PARTNERS, L.P.

                                  By:  Chartwell, Inc., its
                                       General Partner

                                  By:  /s/ Anthony Marinatos
                                       ------------------------------
                                       Anthony Marinatos
                                       President


Date:  May 30, 1996

                                  CHARTWELL, INC.

                                  By:  /s/ Anthony Marinatos
                                       ------------------------------
                                       Anthony Marinatos
                                       President

                             JOINT FILING AGREEMENT


     This Joint Filing Agreement (the "Agreement") is entered into this 28th day of May, 1996 between Chartwell Capital Investors, L.P., Chartwell Capital Partners, L.P., Chartwell Partners, L.P., and Chartwell, Inc. (collectively the "Parties").

     WHEREAS, a Statement on Schedule 13D (the "Schedule") for filing with the Securities Exchange Commission was prepared on behalf of the Parties with respect to beneficial ownership of shares in DRCA Medical Corporation; and

     WHEREAS, the Parties wish to confirm that the Schedule is to be filed on behalf of each of the Parties.

     NOW THEREFORE, it is agreed that the Schedule is the statement of each of the undersigned, and that the information therein is true, complete, and correct to the best of their knowledge.


                                  CHARTWELL CAPITAL INVESTORS, L.P.

                                  By:  Chartwell Capital Partners, L.P.,its
                                       General Partner

                                       By:  Chartwell Partners, L.P.,
                                            its General Partner

                                            By: Chartwell, Inc.,
                                                its General Partner

                                            By: /s/ Anthony Marinatos
                                                ---------------------------
                                                Anthony Marinatos
                                                President



                                  CHARTWELL CAPITAL PARTNERS, L.P.

                                  By:  Chartwell Partners, L.P.,
                                       its General Partner

                                       By:  Chartwell, Inc., its
                                            General Partner

                                       By: /s/ Anthony Marinatos
                                           -------------------------------
                                           Anthony Marinatos
                                           President

                                  CHARTWELL PARTNERS, L.P.

                                  By:  Chartwell, Inc., its
                                       General Partner

                                  By:  /s/ Anthony Marinatos
                                       ------------------------------
                                       Anthony Marinatos
                                       President



                                  CHARTWELL, INC.

                                  By:  /s/ Anthony Marinatos
                                       ------------------------------
                                       Anthony Marinatos
                                       President


                                      2